Exhibit 99.1

VivoPower International PLC Announces Appointment of Chris Mallios to the Advisory Council

LONDON, November 16, 2020 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Chris Mallios as the fourth member of the VivoPower Advisory Council.

Chris is a seasoned executive with nearly 30 years of experience in the automotive, technology, resources, utilities and infrastructure industries.

He has held several leadership positions at Nissan Motor Corporation, including as director of global business operations for Infiniti, managing director of Infiniti’s Asia and Oceania regions and director of business development in China. In the latter role, he oversaw the joint venture of Nissan and the Dongfeng Motor Corporation to produce Infiniti vehicles for the world’s biggest automotive market.

His background also includes nearly 5 years as the CEO of CFC Group – an investment and development group that provides distribution, logistics and transport services – and nearly a decade as Asia Pacific CFO for TE Connectivity, a global technology company whose solutions power, among other things, electric vehicles.

Based in Sydney, Chris is a CPA Australia Fellow and holds Bachelor’s and Master’s degrees from the University of New South Wales. He has further completed executive programs as a Graduate member of the Australian Institute of Company Directors and INSEAD’s global top executive leadership AVIRA Programme.

Executive Chairman and CEO of VivoPower, Kevin Chin commented, “I am very pleased to welcome Chris as another addition to our world-class Advisory Council. Chris brings an uncommon blend of relevant experience to VivoPower, given his executive leadership roles in both the automotive and mining industries in Australia as well as Asia.”

Upon joining the VivoPower Advisory Council, Chris added, “I strongly believe in and am passionate about the power of diverse teams of people who like challenging the status quo. My role on the VivoPower Advisory Council is to bring energy and clarity about where we are headed and ensure we always think big to deliver on outcomes.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com